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                    [WINNERS ENTERTAINMENT, INC. LETTERHEAD]

                                                                      EXHIBIT 17

April 26, 1995

The Board of Directors
Winners Entertainment, Inc.
30448 Rancho Viejo Road, Suite 110
San Juan Capistrano, California   92675

Re:  Resignation as director and officer

Gentlemen:

For some time I have reflected on the accomplishments of Winners Entertainment, and its prospects for the future. It is with a great deal of personal satisfaction that I have had the opportunity to guide the Company through its fragile beginnings to become the successful business it is today. I have always considered the interests of the Company first, however, Winners has now reached a point of viability which allows me to direct attention to certain personal matters which, of necessity, have been previously ignored. Although I have enjoyed directing the Company to date, with the shareholders' interests in mind, I believe that I can transfer my leadership responsibilities to others at this time.

Therefore, subject to the terms of the attached proposed April 26, 1995 Agreement, I hereby tender my resignation as director and officer of the Company, its subsidiaries and affiliates to become effective immediately upon acceptance by the board of directors.

Very truly yours,

/s/ Michael R. Dunn

Michael R. Dunn